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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                                      --------------------------
                                                            SEC FILE NUMBER
                                                               1-131576
                                                      --------------------------

                           NOTIFICATION OF LATE FILING
                                                      --------------------------
                                                             CUSIP NUMBER

                                                      --------------------------

      (Check One):    [ ]  Form 10-K      [  ]  Form 20-F   [  ]  Form 11-K
                      [X]  Form 10-Q      [  ]  Form N-SAR  [  ]  Form N-CSR


         For Period Ended:   June 30, 2003
                           -----------------

         [ ]     Transition Report on Form 10-K
         [ ]     Transition Report on Form 20-F
         [ ]     Transition Report on Form 11-K
         [ ]     Transition Report on Form 10-Q
         [ ]     Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Western United Holding Company
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(Full Name of Registrant)

 -----------------------------------
(Former Name if Applicable)

601 West First Avenue
-------------------------------
(Address of Principal Executive Office (Street and Number))

Spokane, WA 99201
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(City, State and Zip Code)

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the
   [X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant's personnel who are primarily responsible for preparing the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 (the "Report") are also responsible for preparing similar Quarterly Reports for affiliated companies and preparing financial statements on behalf of certain of the Registrant's subsidiaries. As a result of these various reports, the Registrant has been unable to complete in a timely manner the preparation of the Report.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

            Michael A. Agostinelli                       (509) 835-2559
         -------------------------------                 --------------
                   (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No


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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report income before taxes and minority interest of approximately $8,543,000 for the nine months ended June 30, 2003, compared to income before taxes and minority interest of $16,724,475 reported for the nine months ended June 30, 2002. For the nine months ended June 30, 2003, the Registrant expects to report an impairment of approximately $4.3 million related to write-downs of the value of the Registrant's subordinate and interest only securities generated from its own prior securitization activities. The loss resulted from revisions to the Registrant's assumptions regarding future prepayment, loss severity and default rates. For the nine months ended June 30, 2003, the Registrant expects to report provisions for losses on its commercial loan portfolio of approximately $10.2 million. The current year provisions resulted from a review of the most recent appraisals and other relevant market information on loans the Registrant deemed impaired during the nine month period ended June 30, 2003.





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                         Western United Holding Company
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       August 15, 2003     By  /s/ Robert A. Ness
                                   ---------------------------------------------
                                   Robert A. Ness, Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




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